Exhibit E

SECOND AMENDMENT TO
CONVERTIBLE PROMISSORY NOTE

This SECOND AMENDMENT (this “Amendment No. 2”) to the Convertible Promissory Note, dated as of September 27, 2017, as amended by an Amendment dated as of February 13, 2019 (as so amended, the “Note”), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on May 29, 2019.

Capitalized terms used but not defined herein shall have the meaning assigned in the Note.

WHEREAS, in exchange for, among other things, the full and final settlement of unpaid interest in the amount of $539,940.14 accrued under the Note until March 31, 2019 and the neutralization of the Note’s interest rate for the period from April 1, 2019 until December 31, 2019, the Maker issued to the Holder 1,823,529 units of the Maker, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) of the Maker, (ii) one Class B Warrant of the Maker to purchase a Common Share, and (iii) one Class C Warrant of the Maker to purchase a Common Share, for $3.40 per unit, pursuant to the terms of a Securities Purchase Agreement dated as of May 9, 2019 made between the Maker and the Holder;

WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to, amend the interest section of the Note; and

NOW, THEREFORE, in consideration of the foregoing and for other consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

(A)	Section 3 of the Note is deleted in its entirety and replaced with the following:

“3. Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue: (i) from 1 April 2019 through 31 December 2019 (inclusive), at a rate of 0% per annum, and (ii) from 1 January 2020 through the Maturity Date, at a rate equal to the aggregate of (a) 5% per annum and (b) the three (3) month London Interbank Offered Rate for deposits in Dollars determined at or about 11.00 a.m. (London time) two business days prior to the first day of each interest period (the “Interest Rate”). Interest shall be payable to the Holder quarterly with the last interest payment falling due for payment on the Maturity Date.
3.1 Each interest payment shall be made on the end of the respective interest period. If the date of each interest payment is not a business day, the respective interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.
3.2 In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.”
(B)
Confirmation of Agreement.  Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Amendment No. 2.

(C)
Counterparts; Effectiveness.  This Amendment No. 2 may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document.  All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.  This Amendment No. 2 shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(D)
Governing Law; Consent to Jurisdiction.  This Amendment No. 2 shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment No. 2 shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall act as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association (“LMAA”) at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment No. 2 or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal.

[Signature page follows]

THIS AMENDMENT No. 2 has been entered into on the date stated above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
Name:	Alastair B. Macdonald
Title:	Director

Acknowledged and agreed by
EMPEROR HOLDING LTD.
As guarantor

By:	/s/Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Director